Exhibit 99.1

OROMIN
Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

December 1, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN ANNOUNCES FURTHER POSITIVE DRILLING RESULTS FROM ONGOING RESOURCE EXPANSION PROGRAM

New Drill Results include:

  10.05 g/t Au over 14 metres at Kerekounda
  5.41g/t Au over 19 metres at Golouma West
  6.94 g/t Au over 31 metres at Masato

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Limited (“OJVG”), is pleased to provide a further update to its ongoing 2010 drilling program at the OJVG Gold Project (the “Project”) in eastern Sénégal, West Africa. The current drilling is focused on project resource and reserve expansion with particular emphasis on Golouma Style, higher grade gold deposits and initial definition drilling of higher grade gold potential beneath the proposed open pit at the Masato deposit. This program is presently employing six drill rigs.

GOLOUMA STYLE DEPOSITS

As part of OJVG’s intention to expand the Golouma Style deposits’ higher grade resources amenable to underground mining, one objective of the current drilling campaign is to define areas of resource/reserve expansion potential at depth, below the existing Golouma West, Golouma South, Kerekounda and Kourouloulou deposits. The Golouma Deposits’ indicated resources contain 1,218,000 ounces of gold. Their mineable reserves total 7,364,000 tonnes containing 960,000 ounces of gold at the diluted grade of 4.06 g/t Au. (See July 15, September 22, November 18 news releases and November 9 Short Form Prospectus for details).

The new drill results along those previously reported in Oromin’s news release, dated November 18, 2010 are listed below and in Appendix A. These drill results further confirm the continuity of mineralization and increasing expansion potential for those higher grade Golouma Style deposits down-dip and below the limits of the resource/reserve block model used for the July 2010 Feasibility Study. At Golouma West for example, nine recently completed drill holes for which assays are pending, (911, 915, 917, 919, 924, 925, 927, 928, 932) have all intersected strong mineralized zones including visible gold below the Feasibility Study reserve blocks at vertical depths between 300 and 500 metres. Assay highlights from drilling include:

4.13 g/t Au over 14 at Kerekounda in DH-896	2.67 g/t Au over 7 m at Golouma West in DH-863*
10.05 g/t Au over 14 at Kerekounda in DH-900	10.14 g/t Au over 5 m at Golouma West in DH-868*
5.41 g/t Au over 19 at Golouma West in DH-901	8.12 g/t Au over 7 m at Golouma West in DH-892*
15.09 g/t Au over 6 m at Golouma South in DH-860*	3.47 g/t Au over 8 m at Kerekounda in DH-883*
7.05 g/t Au over 6 m at Golouma South in DH-862*	8.02 g/t Au over 11 m at Kerekounda in DH-849*
3.19 g/t Au over 6 m at Golouma South in DH-869*	10.19 g/t Au over 3 m at Kerekounda in DH-855*
3.79 g/t Au over 4 m at Golouma South in DH-873*	49.82 g/t Au over 7 m at Kourouloulou in DH-837*
8.26 g/t Au over 11 m at Golouma South in DH-519*	11.18 g/t gold over 7 m at Kourouloulou in DH-853*
4.15 g/t Au over 12 m at Golouma South in DH-848*	*Previously reported (see news release dated November 18, 2010).

MASATO DEPOSIT – UNDERGROUND

New drill results from mineralized zones below the proposed open pit at the Masato Deposit continue to extend the zones of higher grade gold mineralization potentially amenable to underground mining. This mineralization will be remodelled for the planned resource and reserve update scheduled in Q1 and Q2 of 2011 respectively.

Key results from Masato expansion drilling include: (see Appendix B for details)

1.94 g/t Au over 16 m in DH-894	2.21 g/t Au over 4 m in DH-888*
6.94 g/t Au over 31 m in DH-895	2.10 g/t Au over 14 m in DH-888*
5.49 g/t Au over 3 m in DH-897	1.74 g/t Au over 14 m in DH-888*
2.44 g/t Au over 41 m in DH-897	1.44 g/t Au over 12 m in DH-890*
2.41 g/t Au over 16 m in DH-899	4.35 g/t Au over 10 m in DH-890*
2.04 g/t Au over 26 m in DH-899	3.29 g/t Au over 14 m in DH-890*
1.94 g/t Au over 12 m in DH-859*	3.78 g/t Au over 9 m in DH-890*
6.12 g/t Au over 15 m in DH-864*	5.31 g/t Au over 3 m in DH-890*
5.13 g/t Au over 3 m in DH-867*	2.21 g/t Au over 10 m in DH-891*
3.18 g/t Au over 5 m in DH-872*	5.14 g/t Au over 5 m in DH-891*
1.36 g/t Au over 14 m in DH-874*	3.16 g/t Au over 7 m in DH-891*
6.78 g/t Au over 2 m in DH-875*	1.98 g/t Au over 11 m in DH-891*
2.17 g/t Au over 6 m in DH-875*	2.99 g/t Au over 3 in DH-893*
2.85 g/t Au over 5 m in DH-875*	2.01 g/t Au over 15 m in DH-893*
3.38 g/t Au over 4 m in DH-876*	2.56 g/t Au over 9 m in DH-270*
3.46 g/t Au over 3 m in DH-877*	3.60 g/t Au over 7 m in DH-277*
4.05 g/t Au over 10 m in DH-878*	2.56 g/t Au over 28 m in DH-279*
2.45 g/t Au over 8 m in DH-879*	5.70 g/t Au over 9 m in DH-335*
4.13 g/t Au over 2 m in DH-881*	3.21 g/t Au over 19 m in DH-439*
3.03 g/t Au over 4 m in DH-882*	6.47 g/t Au over 23 m in RC-201*
4.73 g/t Au over 2 m in DH-884*	2.18 g/t Au over 43 m in RC-208*
4.12 g/t Au over 4 m in DH-884*	7.89 g/t Au over 7 m in RC-384*
2.08 g/t Au over 11 m in DH-884*	3.32 g/t Au over 10 m in RC-408*
2.86 g/t Au over 4 m in DH-885*	8.86 g/t Au over 25 m in DH-312*
2.02 g/t Au over 8 m in DH-885*	5.24 g/t Au over 5 m in DH-736*
6.92 g/t Au over 6 m in RC-295*

*Previously reported (see news release dated November 18, 2010)

In the Feasibility Study completed by SRK Consulting (Canada) Inc. (“SRK”) and filed in July 2010, only the near surface, open pittable portion of the indicated resources at Masato was converted to reserves that would be mined and blended with higher grade gold reserves from the Golouma Style deposits prior to CIL treatment. The Masato Deposit’s measured and indicated resources contain 1,640,692 ounces of gold. The open pittable mineable reserves total 10,154,000 tonnes containing 460,000 ounces of gold at a diluted grade of 1.41 g/t Au is based on drilling to January 2010. (See September 22, 2010 news release and November 9 Short Form Prospectus for details).

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Appendix A

Golouma Style Deposits Results
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold Grade (g/t)
KEREKOUNDA	DH-896	54484N/15298E	055/-78	124-125	1	13.75
				363-377	14	4.13
				incl.363-369	6	8.26
	DH-900	54461N/15311E	055/-71	334-348	14	10.05
				incl.337-341	4	29.85
				incl.339-340	1	67.76
	DH-883*	54674N/15222E	060/-60	276-284	8	3.47
	DH-849*	54484N/15298E	055/-69	322-333	11	8.02
				incl.327-332	5	13.85
	DH-855*	54505N/15199E	060/-62	372-375	3	10.19

GOLOUMA WEST	DH-901	53781N/14204E	144/-64	195-199	4	2.90
				incl.198-199	1	6.86
				315-350	35	4.03
				incl.324-343	19	5.41
				and 324-330	6	7.66
	DH-863*	53272N/14845E	015/-60	232-239	7	2.67
				incl.237-239	2	6.67
	DH-865*	53095N/14598E	015/-75	337-339	2	4.28
	DH-868*	53718N/14303E	107/-78	210-215	5	10.14
				incl.211-213	2	16.99
	DH-889*	53745N/14302E	110/-77	203-206	3	3.06
	DH-892*	53822N/14185E	148/-64	330-337	7	8.12
				incl.330-331	1	47.55

GOLOUMA SOUTH	DH-857*	53117N/14926E	110/-60	286-288	2	4.46
	DH-860*	53139N/14905E	110/-60	286-292	6	15.09
				incl.289-290	1	35.99
				310-316	6	3.85
	DH-862*	53144N/14865E	110/-60	352-358	6	7.05
				incl.355-357	2	18.29
				363-366	3	2.77
	DH-866*	53095N/14900E	110/-60	276-280	4	2.91
				incl.279-280	1	9.14
				370-371	5	2.39
	DH-869*	53119N/14870E	110/-60	320-326	6	3.19
				370-371	1	8.09
	DH-873*	53043N/14933E	110/-60	284-288	4	3.79
	DH-519*	53175N/14942E	110/-60	262-273	11	8.26
				incl.271-272	1	44.86
	DH-848*	53200N/14952E	123/-61	257-269	12	4.15
				incl.261-267	6	7.06

KOUROULOULOU	DH-837*	53475N/15309E	030/-65	275-282	7	49.82
				incl.280-282	2	164.47
				and 281-282	1	287.80
	DH-853*	53530N/15384E	035/-70	197-204	7	11.18
				incl.203-204	1	65.29

* Previously reported.
Mineralized intervals are based on 1-metre samples utilizing 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Appendix B

Masato Deposit Results below planned open pit
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold Grade (g/t)
MASATO	DH-894	59530N/14422E	115/-80	190-209	19	1.06
				incl.204-208	4	2.06
				252-268	16	1.94
				incl.253-256	3	4.18
	DH-895	59509N/14422E	115/-73	110-123	13	1.80
				incl.115-119	4	3.29
				incl.115-116	1	9.12
				163-194	31	6.94
				incl.163-167	4	9.71
				and 178-194	16	9.95
				incl.181-189	8	17.11
				incl.182-183	1	49.04
	DH-897	59444N/14490E	115/-68	62-65	3	5.49
				103-112	9	1.84
				incl.109-112	3	3.60
				125-166	41	2.44
				incl.129-130	1	36.11
				and 137-143	6	4.84
				incl.139-141	2	10.50
	DH-899	59444N/14490E	115/-82	114-120	6	1.76
				Incl.118-119	1	6.05
				185-201	16	2.41
				Incl.185-189	4	4.61
				216-242	26	2.04
				Incl.222-231	9	3.64
				Incl.223-224	1	16.87
	DH-859*	59812N/14504E	110/-63	204-216	12	1.94
				incl.206-208	2	4.86
	DH-864*	59827N/14462E	110/-63	226-241	15	6.12
				incl.230-236	6	11.63
				and 235-236	1	36.68
	DH-867*	59820N/14483E	110/-63	185-188	3	5.13
				206-221	15	2.06
				229-230	1	28.26
	DH-872*	59867N/14443E	111/-62	164-169	5	3.18
	DH-874*	59679N/14463E	111/-62	189-203	14	1.36
				incl.189-195	6	2.06
	DH-875*	59720N/14466E	110/-63	166-168	2	6.78
				180-186	6	2.17
				215-220	5	2.85
	DH-876*	59750N/14503E	110/-63	203-207	4	3.38
	DH-877*	59712N/14488E	109/-63	164-167	3	3.46
	DH-878*	59758N/14482E	110/-63	193-203	10	4.05
	DH-879*	59774N/14439E	109/-63	198-206	8	2.45
	DH-881*	59767N/14461E	109/-63	204-206	2	4.13
	DH-882*	59573N/14469E	115/-62	100-104	4	3.03
				141-144	3	2.77
				150-154	4	2.50
	DH-884*	59624N/14446E	115/-68	143-145	2	4.73
				186-190	4	4.12
				incl.186-188	2	7.62
				224-246	22	1.34
				incl.231-242	11	2.08
				and 240-242	2	5.71

Masato Deposit Results below planned open pit
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/Dip	From – To (m)	Interval (m)	Gold Grade (g/t)
	DH-885*	59517N/14451E	115/-68	122-126	4	2.86
				162-165	3	2.46
				221-229	8	2.02
				incl.222-224	2	3.79
	DH-886*	59624N/14445E	115/-76	143-148	5	1.77
				164-179	15	6.45
				incl.172-179	7	12.61
				and 173-175	2	37.60
				197-203	6	1.80
				226-227	1	14.76
				253-261	8	2.19
				326-331	5	2.37
				incl.299-300	2	3.56
	DH-888*	59592N/14423E	115/-66	130-134	4	2.21
				167-181	14	2.10
				incl.178-181	3	4.05
				221-235	14	1.74
				incl.233-235	2	3.95
	DH-890*	59495N/14451E	115/-65	144-156	12	1.44
				180-190	10	4.35
				incl.181-184	3	8.49
				200-214	14	3.29
				incl.203-207	4	7.42
				235-244	9	3.78
				incl.235-238	3	5.31
	DH-891*	59592N/14425E	115/-74	150-160	10	2.21
				incl.150-154	4	3.63
				172-192	20	2.56
				incl.187-192	5	5.14
				209-216	7	3.16
				211-213	2	5.08
				301-312	11	1.98
				incl.304-307	3	3.46
	DH-893*	59509N/14422E	115/-65	105-108	3	2.99
				148-163	15	2.01
				incl.151-153	2	3.22

*Previously reported.
Mineralized intervals are based on 1-metre samples utilizing 0.5 and 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.